File No. 024-10764

OFFERING CIRCULAR SUPPLEMENT NO. 13

Filed Pursuant to Rule 253(g)(2)

Date of Original Offering Circular: May 4, 2018

October 16, 2020

Multi-Housing Income REIT, Inc.

9050 North Capital of Texas Highway

Suite 320

Austin, TX 78759

UpsideAvenue.com

(512) 872-2898

This document (the “Supplement”) supplements the Offering Circular of Multi-Housing Income REIT, Inc. (the “Company”) dated May 4, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

REIT Status

The Company was formed with the intention of qualifying as a real estate investment trust, or “REIT,” under section 856 of the Internal Revenue Code. Since our inception, we have operated our business in accordance with the operational requirements for REITs and will continue to do so. We do not yet qualify as a REIT, however, because the ownership of the Company’s shares is more concentrated than the applicable tax rules permit. As we sell shares to more investors, we expect to satisfy these requirements and qualify as a REIT.

Because the Company has realized tax losses since inception rather than taxable income, the absence of REIT treatment under the Internal Revenue Code has caused no harm to the Company or our Investors to date.